Exhibit 99.2

NICE Working with Western Union to Improve the Customer Experience

NICE’s analytics-based solutions will support the company’s customer-centric service model for retail, online, mobile app and send-by-phone offerings

RA’ANANA, ISRAEL, February 25, 2014 – NICE Systems (NASDAQ: NICE) today announced that the Western Union Company is rolling out its Customer Interaction Management solutions to leverage customer insights and deliver an enhanced experience across the company’s global Customer Care Centers. Western Union, a leader in global payment services, selected NICE’s analytics-based solutions as part of a new technology initiative to bolster its customer-centric service model.

In 2013, Western Union received more than 50 million inbound contacts to its Customer Care Centers. By implementing the NICE solutions, Western Union will be able to analyze, learn from, and act upon these interactions to help improve its ability to resolve customer service requests upon first contact across multiple touch points, including retail Agent locations, online and mobile application transaction service requests, and the company’s international customer service phone line.

The implementation of NICE solutions by Western Union will also allow the company to standardize its global care center procedures and apply performance management tools that engage employees. Ultimately, this will improve customer service processes on both the “send” and “receive” side of a Western Union Money Transfer® transaction.

Steven Sigman, Head of Global Customer Care, Western Union:
“Our goal is to deliver an exceptional experience, based on our customers’ evolving needs, and streamline our service delivery processes. Our consumers, Agents and business payments clients rely on Western Union every day, in all parts of the world, to send money quickly and reliably. Implementing strategic technologies like those included in the NICE Customer Interaction Management solutions will allow us to take a more proactive approach to problem resolution, thereby improving not only the customer experience, but corporate productivity metrics as well.”

Barak Eilam, President of NICE Americas:
“Western Union is an excellent example of a company that is committed to both providing outstanding customer service and improving business processes. Many organizations face challenges in achieving this balance, and an important strategy businesses can adopt is to turn customer interactions into an asset by leveraging the insights gleaned from applying analytics solutions. We are pleased to work with Western Union as it continues to get closer to its customers in order to enhance and transform the customer experience on a global level.”

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About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

About Western Union
The Western Union Company is a leader in global payment services. Together with its Vigo, Orlandi Valuta, Pago Facil and Western Union Business Solutions branded payment services, Western Union provides consumers and businesses with fast, reliable and convenient ways to send and receive money around the world, to send payments and to purchase money orders. As of December 31, 2013, the Western Union, Vigo and Orlandi Valuta branded services were offered through a combined network of over 500,000 agent locations in 200 countries and territories and over 100,000 ATMs. In 2013, The Western Union Company completed 242 million consumer-to-consumer transactions worldwide, moving $82 billion of principal between consumers, and 459 million business payments. For more information, visit www.westernunion.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.